F r a s e r a n d C o m p a n y

Barristers and Solicitors

April 12, 2005

VIA EDGAR AND COURIER

Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549

Attention: John Reynolds, Assistant Director

Office of Emerging Growth Companies

Dear Sirs/Mesdames:

Re:   Neoview Holdings Inc. (the "Company") -

Amendment No. 1 - Form SB-2 Registration Statement

File No. 333-122557

Further to your letter dated March 3, 2005, enclosed please find three clean copies and three blacklined copies (hard copies), filed with you, by courier. Also please find enclosed a red-tagged copy (which includes page numbers) and a clean copy (which also includes page numbers) filed with you by Edgar, of Amendment No. 1 to Form SB-2 Registration Statement, including Exhibits. The Company has incorporated your requested changes and the following are the Company's response using the same numbering system as in your March 3, 2005 letter:

General
  The Company has noted the requirements for the financial statements under Item 310(g) of Regulation S-B, and a currently dated consent of auditors is enclosed.
  The Company has complied with item 502(b) of Regulation S-B regarding the dealer prospectus delivery requirement.
  As indicated in paragraph 4 under "Business" of the prospectus,, the trade center will become fully operational by the end of 2005. As indicated in paragraph 2 under "Business", the website means the "trade center"

  Cover Page of the Prospectus
  The cover page has been revised to indicate the name, address and telephone number of the agent for service, and the name of the agent for service includes the word and question mark "Eh?".
  The second paragraph on the cover page has been removed.
  The required statement has been included accordingly.

  Suite 1200-999 West Hastings Street, Vancouver, B.C. V6C 2W2
  Tel: (604) 669-5244 Fax: (604) 669-5791 E-mail: wan@fraserlaw.com

  Summary of Risk Factors, page 5
  This section has been re-named "Going Concern".
  The section "Going Concern" has been revised in accordance with your instructions.

  Risk Factors, page 6
  This has been revised in accordance with your requirements.
  This has been amended in accordance with your requirements -
  We have added the words "When our Internet auto parts & tool trade center is operative" before the words "if the volume of traffic..."
  "Center" means the "website" which is clarified in the third paragraph under "Our Business" in the "Prospectus Summary".
  The required disclosure is provided in the eighth risk factor and under the subtitle of "Competition" under "Business".
  The sentence referenced in your letter has been moved to the main heading "Risk Factors".

  Forward-Looking Statements, page 12
  The word "will" has been removed from the second sentence.
  This sentence has been deleted.

  Growth of Internet Usage in China, page 14
  The Company advises that all it statistics are from the internet data of China Internet Network Information Centre, http://www.chnic.net.cn/en/index.htm.

  Competition, page 15
  The promotional language has been deleted and the paragraph has been revised in accordance with your requirement.

  Marketing, page 16
  The phrase has been revised in accordance with your requirement.

  Research and Development, page 17
  The statement has been revised to distinguish between the services provided.

  Government Regulations, page 17
  The statement has been revised to distinguish more clearly what you require and the It has been amended to comply with your requirements.

  Plan of Operation - General - page 18
  This sub-section has been revised to show the amount as $nil for accounting and auditing fees for the period from November 17, 2004 to December 31, 2004 as no such cost was incurred for this period.

  Plan of Operation - General - Plan of Operation, page 19
  The second paragraph has been revised to state the dialect the directors speak. Also a brief discussion on the prevalence of the dialect has been added.

  Additional disclosure with regard to the plan of operations has been added in accordance with your requirement.

  Liquidity and Capital Resources, page 21
  This has been amended to disclose the total operating expenses of $22,000, of which $5,000 will be allocated to complete the website, $5,000 to marketing and $12,000 to operations of the center. The employment of two additional staff members will be in 2006.
  The statement under "Plan of Operation" has been deleted.

  Business Experience, page 22
  The Statement has been clarified to reflect that Ms. Liu was employed by Yale Technologies to provide consultant services to other companies.
  The Company confirms that Hao Liu and Jie Ping Liu are not related.

  Executive Compensation, page 22
  The reference to "other officers and directors" has been deleted.
  The first sentence has been amended accordingly.
  The $2,500 compensation to Ms. Liu has been noted in the Summary Compensation table.

  Disclosure of SEC Position of Indemnification for Securities Act Liabilities, page 23
  The indemnification provisions for the State of Nevada have been included accordingly.

  Certain Relationships and Related Transactions, page 24
  Under the service agreement with Hao Liu, the Company shall pay to Ms. Liu the sum of $5,000 for her services. As of December 31, 2004, $2,500 was paid to Ms. Liu. The balance of $2,500 has been recorded as a loan due to a relative party.

  Selling Stockholders, page 27
  The table shown in this section has been amended and the note has been added accordingly.

  Legal Proceedings, page 29
  The paragraph has been revised to state that there are no active or pending legal proceedings against the Company, directors, officers or shareholders as required by Item 103 of Regulations S-B.

  Interest of Named Experts and Counsel, page 30
  This section has been revised in accordance with Item 509 of Regulation S-B.

  Market for our Common Stock and Related Stockholder Matters, page 30
  This statement was not correct, therefore it has been deleted.

  Where You Can Find More Information, page 31
  This section has been revised to state that the material terms of the exhibit are disclosed in the Prospectus.

  Exhibits
  A sample seller membership agreement has been filed.
  A sample online wholesale buyer form has been filed.
  Consent has been added and the phrases referred to in your letter have been deleted.
  The Company advises that it has no subsidiaries.

  Signatures
  The signature page has been revised to identify the Company's principal accounting officer.

If you have any other questions, please do not hesitate to contact the undersigned.

Yours truly,
FRASER and COMPANY

Per:

/s/ Ailin Wan

cw

encs